Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

REVISION OF ANNUAL CAP OF CONTINUING CONNECTED TRANSACTIONS UNDER THE MAPPING AND DATA SERVICES PROCUREMENT FRAMEWORK AGREEMENT

Reference is made to the Prospectus of the Company dated October 28, 2025 in relation to, among others, the Mapping and Data Services Procurement Framework Agreement entered into between Wenyuan Guangzhou and Guangzhou Yuji. Pursuant to the Mapping and Data Services Procurement Framework Agreement, the Group agreed to procure from Guangzhou Yuji and its subsidiaries certain Mapping and Data Services.

In November 2025, the management of the Company anticipated that the annual cap for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 would be insufficient. On November 21, 2025, the Audit Committee considered and approved a revision of the annual cap for the year ended December 31, 2025 from RMB65 million to RMB69 million. The revised annual cap was subsequently reviewed and ratified by the Board in April 2026. For the avoidance of doubt, the aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement did not exceed the annual cap at the time the Audit Committee revised it. Based on the Company’s consolidated financial statements for the year ended December 31, 2025, the aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 was RMB66.8 million.

As of the date of this announcement, Guangzhou Yuji is owned by Guangzhou Xiaoyao as to 99%. The general partner of Guangzhou Xiaoyao is Mr. Ming Han (韓明), the brother of Dr. Han, and Guangzhou Yuji is therefore a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. As a result, the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios in respect of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement calculated using the revised annual cap for the year ended December 31, 2025 exceeded 0.1% but all of them were less than 5% and the total consideration on an annual basis was greater than HK$3 million, such transactions were subject to the reporting, announcement and annual review requirements but exempt from the circular and independent shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules.

BACKGROUND

Reference is made to the prospectus of WeRide Inc. (the “Company,” together with its subsidiaries, the “Group”) dated October 28, 2025 (the “Prospectus”) in relation to, among others, a mapping and data services procurement framework agreement dated October 15, 2025 (the “Mapping and Data Services Procurement Framework Agreement”) entered into between Guangzhou Wenyuan Zhixing Technology Co., Ltd. (廣州文遠知行科技有限公司) (“Wenyuan Guangzhou”), an indirect wholly-owned subsidiary of the Company, and Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司) (“Guangzhou Yuji”).

Pursuant to the Mapping and Data Services Procurement Framework Agreement, the Group agreed to procure from Guangzhou Yuji and its subsidiaries certain mapping and data services, including but not limited to production and collection of high-definition maps, data collection and labeling services, and other data services (collectively, the “Mapping and Data Services”), for the purpose of supporting its autonomous driving business. The term of the Mapping and Data Services Procurement Framework Agreement commenced on the Listing Date and will expire on December 31, 2027. Subject to the terms of the Mapping and Data Services Procurement Framework Agreement, the Group will from time to time enter into specific agreements or place specific orders with Guangzhou Yuji or its subsidiaries which will set out the specific terms and conditions for the procurement of the Mapping and Data Services.

The annual caps for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement were set at RMB65 million, RMB70 million, and RMB70 million for the three years ending December 31, 2027, respectively.

REVISION OF ANNUAL CAP

In November 2025, taking into account (i) the actual transaction amounts incurred under the Mapping and Data Services Procurement Framework Agreement up to that time, and (ii) the expected increase in demand for Mapping and Data Services for the remainder of 2025, primarily attributable to the greater-than-expected scale of the Group’s autonomous driving business, the management of the Company anticipated that the annual cap for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 would be insufficient. Accordingly, on November 21, 2025, the audit committee of the Board (comprising all three independent non-executive Directors) (the “Audit Committee”) considered and approved a revision of the annual cap for the year ended December 31, 2025 from RMB65 million to RMB69 million. The revised annual cap was subsequently reviewed and ratified by the Board in April 2026. For the avoidance of doubt, the aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement did not exceed the annual cap at the time the Audit Committee revised it. Based on the Company’s consolidated financial statements for the year ended December 31, 2025, the aggregate amount of Mapping and Data Services procured by the Group under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 was RMB66.8 million.

Save for the revision of annual cap as disclosed above, all other terms and conditions of the Mapping and Data Services Procurement Framework Agreement remain unchanged. Details of the principal terms of the Mapping and Data Services Procurement Framework Agreement are set out in the Prospectus.

In determining the above revised annual cap, the Directors have considered:

(i)	the pricing policy for the Mapping and Data Services agreed between the Group and Guangzhou Yuji, which shall be determined by the Group and Guangzhou Yuji through arm’s length negotiations with reference to factors applicable to all service providers, including without limitation: (a) the actual time spent by the personnel of Guangzhou Yuji and its subsidiaries in providing the relevant services, calculated on an hourly basis; and (b) the prevailing average labor costs in the relevant local markets where the services are rendered;

(ii)	the historical rates charged by Guangzhou Yuji and its subsidiaries for the Mapping and Data Services;

(iii)	the expected increase in the Group’s overall procurement under the Mapping and Data Services Procurement Framework Agreement for the remainder of 2025, which is mainly attributable to the increased demand for data center colocation and related computing services, primarily driven by the continued expansion of the Group’s autonomous driving business, in particular the expansion of robotaxi operations; and

(iv)	inclusion of a single-digit buffer for the anticipated procurement amount of the Mapping and Data Services from Guangzhou Yuji and its subsidiaries under the Mapping and Data Services Procurement Framework Agreement to accommodate any unexpected increase in demand for the Mapping and Data Services or procurement price.

REASONS FOR AND BENEFITS OF REVISING THE ANNUAL CAP

Guangzhou Yuji possesses the necessary licenses and qualifications under applicable PRC laws and regulations to provide a wide range of reliable Mapping and Data Services with a team of experienced technical professionals in the field. With its professional qualifications and technical expertise, Guangzhou Yuji and its subsidiaries are able to provide high-quality Mapping and Data Services with accuracy, reliability and consistency that meet the Group’s requirements and quality standards. The Group has been procuring such services from Guangzhou Yuji and its subsidiaries to support its autonomous driving business in its ordinary and usual course of business and on normal commercial terms or better. Guangzhou Yuji has also been familiar with the Group’s business needs and technical requirements, which facilitates efficient service delivery and coordination.

As mentioned above, the management of the Company has been monitoring and has anticipated that the annual cap for the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 would not be sufficient to meet the Group’s business needs for that year. The revision of the annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement would enable the Group to secure a stable and reliable supply of Mapping and Data Services necessary to support the Group’s ongoing business expansion.

In light of the above, the Directors (including the independent non-executive Directors) are of the view that (i) the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement have been entered into in the ordinary and usual course of business of the Group, are on normal commercial terms or better, and are fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole; and (ii) the revised annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement is fair and reasonable and in the interests of the Group and the shareholders of the Company as a whole.

INFORMATION OF THE COMPANY

The Company is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Its autonomous vehicles have been tested or operated in over 40 cities across 12 countries. It is also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the United Arab Emirates, Singapore, France, Saudi Arabia, Belgium, and the United States. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, the Company provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. The Company was named to Fortune’s 2025 Change the World and 2025 Future 50 lists.

INFORMATION OF GUANGZHOU YUJI

Guangzhou Yuji is a limited liability company established in the PRC and is principally engaged in the provision of Mapping and Data Services. As of the date of this announcement, Guangzhou Yuji is owned by Guangzhou Xiaoyao Investment Partnership (Limited Partnership) (廣州逍遙 投資合夥企業(有限合夥)) (“Guangzhou Xiaoyao”) as to 99% and Hongyou Shi (石洪友) as to 1%. The general partner of Guangzhou Xiaoyao is Mr. Ming Han (韓明) holding 60% of the partnership interest. Guangzhou Xiaoyao has four limited partners, including Yuzhen Lan (藍玉珍), Xiaohong Chen (陳小紅), Jinbo Li (李金波), and Yushu Zhong (鐘毓澍), each holding 10% of the partnership interest in Guangzhou Xiaoyao.

Mr. Ming Han is the brother of Dr. Tony Xu Han (韓旭) (“Dr. Han”), the chairman of the Board, an executive Director, and the chief executive officer of the Group, and therefore a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. As a result, the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, save as disclosed above, each of the other shareholders of Guangzhou Yuji and their ultimate beneficial owners is an independent third party of the Company and its connected persons. No Director, except Dr. Han, is considered to have a material interest in the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement. Accordingly, Dr. Han has abstained from voting on the relevant Board resolutions in relation to the rectification and approval of the revised annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement.

LISTING RULES IMPLICATIONS

As disclosed in the Prospectus, in connection with the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement, the Company applied for, and the Stock Exchange granted it, a waiver pursuant to Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under Chapter 14A of the Listing Rules, subject to the condition that the aggregate amount of the transactions for each relevant financial year shall not exceed the relevant proposed annual caps set out in the Prospectus.

Pursuant to Rule 14A.54 of the Listing Rules, if the Company intends to revise the annual caps for continuing connected transactions, the Company will be required to re-comply with the relevant provisions of Chapter 14A of the Listing Rules in relation to the relevant connected transactions.

As the applicable percentage ratios in respect of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement calculated using the revised annual cap for the year ended December 31, 2025 exceeded 0.1% but all of them were less than 5% and the total consideration on an annual basis was greater than HK$3 million, such transactions were subject to the reporting, announcement and annual review requirements but exempt from the circular and independent shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules. The Company should have announced the revised annual cap of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement for the year ended December 31, 2025 in November 2025 when the revision was considered and approved by the Audit Committee pursuant to Rule 14A.54 of the Listing Rules. However, due to the relevant staff’s unfamiliarity with the applicable requirements under the Listing Rules, the other Directors and senior management of the Company were not provided with timely information regarding the revision of the annual cap for the year ended December 31, 2025. Accordingly, the Company did not make the necessary disclosure and comply with the relevant requirements for continuing connected transactions under Chapter 14A of the Listing Rules at the material time.

INTERNAL CONTROL AND REMEDIAL MEASURES

The Directors consider that the above-mentioned failure to comply with the requirements under Rule 14A.54 of the Listing Rules in a timely manner was an isolated incident. In order to ensure that the Company complies with the relevant requirements under the Listing Rules in relation to the Mapping and Data Services Procurement Framework Agreement and to prevent recurrence of similar incidents in the future, the Company has adopted the following internal control and remedial measures:

(i)	regular training will be provided by the Company’s external legal advisors and compliance advisor to the Directors, senior management, and relevant staffs of the Group to enhance their understanding of the relevant requirements under the Listing Rules and internal control policies, in particular those relating to connected transactions;

(ii)	the Company has arranged the finance department to monitor the transaction amounts of continuing connected transactions on a regular (no less than quarterly) basis. If the actual transaction amount by the end of the quarter exceeds the approved budget for the same period, an assessment will be conducted to determine whether the relevant annual cap is likely to be exceeded. In such circumstances, the business department will submit a revised budget application to the finance department, and the finance department will then apply for a revision of the relevant annual cap where necessary. At the same time, the legal department will be involved to determine, together with the Company’s external legal advisor and compliance advisor, the applicable compliance requirements for such revision of annual caps;

(iii)	the Group will review each specific agreement or order to ensure that the relevant terms are consistent with the terms and conditions (including the pricing policies) of the Mapping and Data Services Procurement Framework Agreement;

(iv)	the independent non-executive Directors will continue to review the procurement arrangements for the Mapping and Data Services from Guangzhou Yuji and its subsidiaries to ensure that such transactions are conducted on normal commercial terms, are fair and reasonable, in the ordinary and usual course of business of the Group and in the interests of the Company and its shareholders as a whole; and

(v)	the Company’s auditor will conduct annual reviews of the pricing policies and annual caps of the transactions contemplated under the Mapping and Data Services Procurement Framework Agreement.

The Board considers that, in light of the above internal control and remedial measures, the continuing connected transactions contemplated under the Mapping and Data Services Procurement Framework Agreement will be carried out in accordance with the agreed pricing policies and contractual terms, on normal commercial terms or better, and will not be prejudicial to the interests of the Group and the shareholders of the Company as a whole. The Company will continue to monitor the transaction amounts incurred under the Mapping and Data Services Procurement Framework Agreement, and will re-comply with the relevant requirements under the Listing Rules if it proposes to further revise the annual caps for the continuing connected transactions contemplated thereunder for the two years ending December 31, 2027.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director
and Chief Executive Officer

Hong Kong, April 23, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

7